®	METAL STORM LIMITED A.C.N. 064 270 006 Metal Storm to Present at AUVSI’s Unmanned Systems North America 2004

BRISBANE, AUSTRALIA – 8 July 2004 – Metal Storm Limited (ASX trading code: MST and NASDAQ Small Cap ticker symbol MTSX) ) will be present at the Association for Unmanned Vehicle Systems International’s (AUVSI) Unmanned Systems, North America 2004 conference from 3 - 5 August at the Anaheim Convention Centre in Anaheim, California. Metal Storm will be exhibiting its 4-barrel 40mm Metal Storm pod mounted on Foster-Miller Inc.’s TALON Robot. The company will be showcasing its 40mm multi-shot capability in conjunction with Foster-Miller, an independent privately held engineering and technology development firm.

Metal Storm’s Chief Executive Officer, Mr Charles Vehlow said we are honoured to be present with Foster-Miller at AUVSI’s Unmanned Systems North America conference. We continue to promote Metal Storm’s technologies through industry conferences, direct discussions with defence manufacturers, and other venues.

“Importantly, the Metal Storm 40mm pod has the ability to provide intense firepower at various ranges, and has received interest from defence and military organizations. Foster-Miller’s TALON Robot provides unmanned capabilities that can be configured for a broad range of missions. The two technologies combined bring unprecedented new fire power options.”

“Being present at the AUVSI show is consistent with our stated strategy of continuing to grow Metal Storm’s presence within the US defence community. Because of the capital raising recently completed in Australia, we have the financial flexibility to move forward in our core areas of 40mm and 9mm systems. Our continued focus is on product development and commercialization of selected opportunities. The company is on track with its projects previously discussed at the annual general meeting,” said Mr Vehlow.

The company previously demonstrated remote controlled firing of stacked flash-bang and inert 40mm rounds from a four-barrel pod with recoiling system mounted on Foster-Miller’s TALON robot.

www.metalstorm.com

Company Contact:	Investor Contact:	Media Contact:

Ian Gillespie	Frank Sufferini	Stephanie Paul
Metal Storm Limited	Orient Capital	Phillips Group
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3230 5000
igillespie@metalstorm.com	sufferini@orientcap.com	spaul@phillipsgroup.com.au

About Metal Storm

Metal Storm Limited is a defence technology company, employing 60 staff, headquartered in Brisbane, Australia and incorporated in the US, with offices in Washington DC and a defence engineering capability located in Seattle, operating as ProCam Machine LLC. The Company has invented 100% electronic ballistics technology that has no known conventional equivalent. Metal Storm is working with government agencies and departments, and the defence industry to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

About Foster-Miller Inc.

Foster-Miller, Inc., is an independent, privately held engineering, development and manufacturing company located in suburban Boston, MA, with additional offices in Albany, NY and Washington, DC. The firm was founded almost 50 years ago by three graduates of MIT who believed there was a need for a company that could solve clients’ difficult technical problems through first-class analysis and design. The company maintains a staff of more than 350 mechanical, electrical, thermal, chemical, nuclear, aerospace, software and materials engineers as well as metallurgists, physicists, mathematicians, chemists, biologists and support staff working in the areas of robotics, advanced materials, custom machinery, power systems, biotechnology, transportation and aerospace. Visit www.foster-miller.com for further details.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.